Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 12, 2008
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the ‘‘Group’’, as at March 31, 2008.

	At March 31,
	2008
	£	$
	(in millions)
Share Capital
Called up share capital (68.25 billion ordinary shares of $0.11 3/7 each, authorized, 58,255,055,725 ordinary shares allotted, issued and fully paid)	4,182	8,303

Borrowings and Indebtedness
The borrowings and indebtedness of the Group, excluding intra-group borrowings, at March 31, 2008 were as follows:

	At March 31,
	2008
	£	$
	(in millions)
Short-term borrowings	4,532	8,998
Long-term borrowings	22,662	44,995
Derivative financial instruments *	544	1,081

Total borrowings and indebtedness (1) — (11)	27,738	55,074

*	Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	The total sterling amount in the table above has been expressed in U.S. dollars solely for convenience and translated at $1.9855 to £1.00, the Noon Buying Rate on 31 March 2008. Within the footnotes the amounts have been expressed in U.S. dollars for convenience at the Noon Buying Rate on the date quoted in each respective footnote or the most recent business date if the quoted date is not a business date. If a Noon Buying Rate was not quoted for the currency in question a relevant market rate has been used.

(2)	At March 31, 2008, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR66 billion ($1.6 billion) and Vodafone Holdings SA Pty Limited of ZAR7.2 billion ($884 million).

(3)	At March 31, 2008, Vodafone Group Plc (the ‘‘Company’’), had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.) amounting to £163 million ($324 million); had guaranteed debt of its wholly-owned subsidiary Vodafone Finance K.K. Limited (previously J-Phone Finance Co. Ltd) of £1,303 million ($2,587 million); and had guaranteed payment of up to £2,518 million ($5,000 million) related to put options granted by a subsidiary of the Company exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for £2,518 million ($5,000 million) or to sell between £504 million ($1,000 million) and £2,518 million ($5,000 million) worth of Vodafone Essar shares to the Group at an independently appraised fair market value. At March 31, 2008, the Company had disclosed additional performance bonds, guarantees, and other contingent liabilities with an aggregate value of £510 million ($1,013 million).

(4)	At March 31, 2008, the Group had disclosed performance bonds, guarantees, and other contingent liabilities with an aggregate value of £512 million ($1,017 million) that are not included within the above table of indebtedness, of which £285 million ($566 million) relates to the Company, and the remainder to other entities within the Group.

(5)	As at March 31, 2008, the Group had cash, cash equivalents and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,591 million ($5,144 million), giving total net borrowings and indebtedness of £25,147 million ($49,929 million).

(6)	On May 13, 2008, Vodafone issued €250 million ($388 million) of 3.625% notes with a maturity of November 29, 2012.

(7)	On 19 May 2008, the Group acquired 26.4% of Arcor previously held by minority interests for cash consideration of €474 million (£377 million). Following this transaction, Vodafone owns 100% of Arcor.

(8)	On June 3, 2008, Vodafone issued CZK534 million ($33 million) of floating rate notes with a maturity of June 3, 2013.

(9)	On June 5, 2008, Vodafone announced that Verizon Wireless, its affiliate in the US, has agreed to acquire Alltel Corp. for a total enterprise value of $28.1 billion in cash and assumed debt. Alltel is the 5th largest mobile operator in the US, with over 13 million customers across 34 states in the US. Neither the Group nor Verizon Communications Inc is contributing any equity to fund the transaction.

(10)	The Group's outstanding US and euro commercial paper, reported under short-term borrowings in the above table, increased by £557 million ($1,101 million) between March 31, 2008 and June 9, 2008.

(11)	Other than the changes mentioned in the above footnotes, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: June 12, 2008	By:	/s/ S R Scott
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary